FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                    DIGICORP
                          -----------------------------
                         (Name of Small Business Issuer)


         Utah                              87-0398271
         ----------------                  --------------------
        (State or Other Jurisdiction of    I.R.S. Employer Identification Number
         Incorporation or Organization)


                     1206 West South Jordan Parkway, Unit B
                            South Jordan, Utah 84095
          ------------------------------------------------------------
          (Address of Principal Executive Offices including Zip Code)


                              (801) 566-3000
                              --------------
                           (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:       None


Securities to be Registered Under Section 12(g) of the Act:    Common Stock
                                 $.001 Par Value
                                (Title of Class)

                                     PART I

ITEM 1.  BUSINESS.

     DigiCorp (the "Company"), was incorporated on July 19, 1983 under the laws of the State of Utah for the purpose of developing and marketing computer software programs. From 1983 to 1995, the Company's sales and investments had been attributable to the sale of computer software and investments related to oil, gas and mining.

     On June 30, 1995, the Company became a development stage enterprise as defined in SFAS No. 7 (See Notes to Company's financials) when it sold its investments and changed its business plan. Since June 30, 1995, the Company has been in the developmental stage and has had no operations other than issuing shares for financing the preparation of financial statements and for preparing this Form 10-SB.

     The Company's business plan is to attempt to locate and negotiate with another company for the purpose of a business combination of the two companies. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the company combing with DigiCorp will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with another company in a business combination.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company qualified to trade on a secondary market in the United States.

Bankruptcy, receivership or similar proceedings

     Neither the Company nor any of its predecessors has been subject to any bankruptcy, receivership or similar proceeding.
Benefits Achieved by Combining With Another Company

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. Some of these benefits are the ability to use registered securities to make acquisitions of assets or businesses, increased visibility in the financial community, the facilitation of borrowing from financial institutions, improved trading efficiency of a company's stock, shareholder liquidity, greater ease in raising additional capital, market valuation of stock options for compensating key employees and enhancement of the corporate image.

     Business Entities That May Be Interested in a Business Combination with DigiCorp.

     A business entity, if any, which may be interested in a business combination with DigiCorp may include the following:

         1. A company that desires to go public for the purpose of having its securities used for the acquisition of assets or other businesses;

         2. A company that is unable to find an underwriter for its securities or is unable to find an underwriter to sell its securities on terms acceptable to the company;

         3. A company that desires to become public with less dilution of its common stock than would occur upon an underwriting;

         4. A company, that believes it can obtain investment capital on more favorable terms after it has become public;

         5. A foreign company that may desire to enter the equity markets of the United States;

         6. A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

         7. A company that desires to become public in less time than would be required for a registration statement.

         8. A company that may desire any other benefits associated with being a company with publicly trading securities.

     A business combination will normally involve the transfer to the company that is being combined with of the majority of the issued and outstanding common stock of DigiCorp, and the substitution by the combining company of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, or as to the terms of a business combination, or as to the nature of the company that will be combining with DigiCorp.

     The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.

 RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     Minimal Operating History and Very Few Assets. The Company has not been operating for several years and has no significant assets. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. As a result the Company will be operating at a loss until at least a business combination with another company can be completed. There is no assurance that the Company can identify another company for a business combination nor that the business combination can be completed.

     Speculative Nature of the Company's Business. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the target company to be combined with. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     Competition for Business Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     Impracticability of a Thorough Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will however, require audited financial statements from a company it intends to combine with.

     No Agreement for Business Combination or Other Transaction. The Company has no arrangement, agreement or understanding with respect to engaging in a merger, joint venture or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company.

     No Standards for Business Combination. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved. Accordingly, the Company may enter into a business combination with another business having no significant operating history. In addition, the target company may have had no history of earnings, have limited assets a negative net worth or other characteristics that are associated with development stage companies.



     Continued Management Control, Limited Time Availability. While seekinga business combination, none of the management will be devoting their full time to such an enterprise. None of the officers have entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company does not have key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of the management team would adversely affect the opportunity of a business combination for the Company. See "Directors, and Executive Officers".


     Conflicts of Interest - General. Officers and directors of the Company may participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the event the officers or directors are involved in the management of any firm with which the Company transacts business. Management does not plan to seek a merger with, or acquisition of, any entity in which management serves as officers, directors or partners, or in which they or their family members own or hold any direct or indirect ownership interest.



     Affiliation With Other Development Stage Companies. Officers and Directorsof the Company may be affiliated with other development stage companies such as DigiCorp. In the event that management identifies a candidate for a business combination, and the candidate expresses no preference for a particular company, management may make a business combination with another development stage company that it is associated with. As a result, there can be no assurance that there will be sufficient business opportunities to consummate a business combination for DigiCorp.

     Reporting Requirements May Delay or Preclude Acquisition.Sections 13and 15(d) of the Securities Exchange Act of 1934 require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Securities Exchange Act of 1934 are applicable.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with another company. Consequently, the Company's activities may be limited to those business opportunities engaged in by the target company. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the operations.

     International Business Risk. If the Company enters into a business combination with a foreign company, the Company will be subject to risks inherent in business operations outside of the United States. Such risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

     Probable Change in Control and Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or all the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Dilution of Present Shareholders After Business Combination. The Company's plan for a business combination would be with another private company that would most likely result in the private company's shareholders owning a majority interest of the outstanding shares of the combined company. As a result the percentage ownership of the present shareholders in DigiCorp would be substantially diluted if the Company is successful in completing a business combination.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination undertaken by the Company. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

PRINCIPAL PRODUCTS AND SERVICES

     The primary activities by the Company are to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company for ownership in the target company resulting in a business combination.

Distribution Methods of the Products or Services.

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger. The Company presently does not have any company as a target for a business combination nor does the Company presently have any products or services.

COMPETITIVE BUSINESS CONDITIONS

     Competitors include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity under the circumstances; however, the Company, will be at a competitive disadvantage in competing with companies that have recently completed an initial public offering, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

     Since the Company does not have any products or services it does not presently require any raw materials and therefore, has no dependence on any one supplier or customers to purchase products.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.
----------------------------------------------------------------------------

     The Company does not have any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. In addition, the Company is not presently involved in any research or development.

Need for any Governmental Approval of Principal Products or Services.
---------------------------------------------------------------------

     The Company currently produces no products or services, therefore, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------
     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------
     Presently environmental laws are not applicable to the Company, however, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------
     The Company presently has no full-time employees, however, management will devote whatever time they deem necessary to evaluate different business opportunities for a business combination. Management of the Company also expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating companies for a business combination. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific business combination.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

     The Company is presently a development stage company conducting virtually no business operation, other than its efforts to effect a business combination with a target business which the Company considers to have significant growth potential. Currently, the Company does not engage in any operation or receive any cash flow. The Company will carry out its plan of business as discussed above. See "Description of Business". The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the target business combining with the Company.

     During its fiscal year ending June 30, 2001, the Company received a cash infusion of $5,000 from Vernal Western Drilling, a company owned by the officers of the Company. See "Recent Sales of Unregistered Securities". The $5,000 was contributed to the Company for common stock in the Company. The directors of the Company believe that the cash contributed should be able to cover the professional fees of the audit and other expenses that the Company expects to incur within the next 12 months. However, in the event that a business combination does not occur during the next 12 months the Company may need to raise additional capital to meet its needs to continue to pursue a business combination or that it may cease operations. No commitments of any kind to provide additional funds have been made by management, other present shareholders or any other third person. There are no agreements or understandings of any kind with respect to any future loans from officers or directors of the Company on behalf of the Company. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company elects to raise additional capital prior to the effectuation of a business combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

     Since the Company's cash reserves are minimal, officers and director's of the Company are compensated by the Company by issuances of stock in lieu of cash. See "Executive Compensation". Presently, there are no arrangements or anticipated arrangements to pay any type of additional compensation to any officer or director in the near future. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. See "Certain Relationships and Transactions".

Results of Operations.

     The Company has had no material operations for the last three fiscal years. Losses were ($5,110), ($264), and ($202) respectively, for the fiscal years ended June 30, 2001, 2000, and 1999. 2001 losses resulted from the issuances of shares of common stock to officers of the Company for services rendered in providing the legal and other work necessary to file this registration statement. These services included the preparation of this Form 10-SB and arranging for the preparation and auditing of the financial statements. Losses for 2000 and 1999, were primarily due to the payment of bank service charges, taxes and fees.

Liquidity.

     The Company had no liquidity during the fiscal years ended June 30, 1999 through 2000. The liquidity of the Company for the year ended June 30, 2001, was from the contribution of capital made by Vernal Western Drilling. See "Recent Sales of Unregistered Securities". The Company does not contemplate raising capital over the next twelve months by issuance of any debt or additional equity securities. The Company has no loan agreements with any officer or director.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The executive and business office of the Company consists of office space located at 1206 W. South Jordan Parkway, Unit B, South Jordan, Utah 84095. The office space is owned by Gregg B. Colton, Don J. Colton and John O. Anderson and is leased to Pioneer Oil and Gas. Currently, the Company is not charged for using the office space. The Company believes this office space is adequate to serve its needs until such time as a business combination occurs. The Company also expects to be able to utilize this office space until such time as a business combination is consummated. The Company has no other property that it uses or owns.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as of June 30, 2001. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, where applicable.

Title of  Name and Address of           Amount and Nature               Percent
Class     Beneficial Owner              of Beneficial Owner             of Class

Common   Gregg B. Colton                    1,000,984*                    11.07%
                  10026 Ridge Gate Circle
                  Sandy, Utah 84092

Common   Don J. Colton                      1,276,394*                    14.11%
                  10026 Ridge Gate Circle
                  Sandy, Utah 84092

Common   Glenn W. Stewart                     328,200                       3.6%
                  2360 South Scenic Drive
                  Salt Lake City, Utah 84109

Common   Norman Sammis                         68,220                       .75%
                  5858 West 11140 North
                  Highland, Utah 84003

Common   Andrew Buffmire                      532,419                      5.89%
                  4270 South Vallejo
                  Salt Lake City, Utah 84124

Common   Pioneer Oil and Gas                  820,779                      9.08%
                  1206 W. South Jordan Parkway
                  Unit B
                  South Jordan, Utah 84095

All Directors and Officers as a Group
(4 Persons)**                               2,673,798                     29.57%


     *Includes 50% of the 500,000 common shares owned by Vernal Western Drilling since Gregg B. Colton owns 50% of Vernal Western Drilling and Don J. Colton owns 50%. Also included in Don J. Colton's total shares are 544,344 shares held in the name of American Drilling Services, Inc. in which Don J. Colton is the sole shareholder.

     **Don J. Colton and Gregg B. Colton are the officers and two of the three directors of Pioneer Oil and Gas. If the shares of Pioneer Oil and Gas are included in the total amount for all directors and officers the number of shares is 3,494,577 and the percentage is then 38.64%.

         The shares listed above also include those that are held jointly with the director's spouse.

ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS

              The directors, executive officers and significant employees of the company are as follows:


         NAME                      AGE        POSITION WITH COMPANY
         ----                      ---               ------------

         Gregg B. Colton            48      President, Treasurer & Director
         Don J. Colton              55      Vice President, Secretary & Director
         Glenn W. Stewart           61      Director
         Norman Sammis              63      Director

                  Note: Gregg B. Colton and Don J. Colton are brothers.

     Gregg B. Colton serves as the Company's President, Treasurer and Director. Mr. Colton is employed with Pioneer Oil and Gas a publicly traded company as its Vice President, Secretary, General Counsel and a member of the Board of Directors. Mr. Colton has been employed with the Pioneer Oil and Gas since it actually commenced business in 1981. Mr. Colton is involved in handling the contracts, sales of oil and gas products and legal problems of the Company along with the day to day decision making for the Company with the Company's President. From 1981 to 1984, Mr. Colton was also a partner in the law firm of Cannon, Hansen & Wilkinson. Mr. Colton is a member of the Utah State Bar and a real estate broker. He is also a member of the Corporate Counsel and Business sections of the Utah State Bar. Mr. Colton earned his BA from the University of Utah in 1976 and a Juris Doctor and a Master of Business Administration from Brigham Young University in 1981.


     Don J. Colton serves as the Vice President, Secretary and Director of the Company. Mr. Colton is employed as the President, Treasurer and Chairman of the Board of Directors of Pioneer Oil and Gas. Since the inception of Pioneer Oil and Gas in October 1980 Mr. Colton has been involved in all aspects of the business for Pioneer Oil and Gas including exploration, acquisition and development of producing properties. From 1979 to 1981, Mr. Colton was Chief Financial Officer and a member of the Board of Directors of Drilling Research Laboratory in Salt Lake City, Utah. The Drilling Research Laboratory is a subsidiary of Terra Tech, Inc. and prior to his involvement with the Drilling Research Laboratory, Mr. Colton was Manager of Special Projects for Terra Tech. Mr. Colton received a BS in Physics from Brigham Young University in 1970 and a Master of Business Administration from the University of Utah in 1974.

     Glenn W. Stewart. Mr. Stewart received his B.S. In Physics in 1962 from Brigham Young University and his M.B.A. from B.Y.U. in 1966. For the last ten years Mr. Stewart has been President and CEO of Moxtek, Inc. of Orem, Utah. Norman W. Sammis.

     Mr.  Sammis received  his B.S. in  Engineering  in 1960 from the U.S.
Naval Academy. He received his M.S. in Business Management in 1967 from the Naval Postgraduate School in Monterey, California. From 1968 to 1980, Mr. Sammis was employed with the U.S. Marine Corps in various capacities. From 1980 to 1981, Mr. Sammis was Director of Systems Implementation for Weidner Communications, Inc. of Provo, Utah. Since 1981, Mr. Sammis has been employed by the Church of Jesus Christ of Latter-Day-Saints as a Quality Assurance Analyst and later as a Supervisor of a Project Development Team. In his current position, Mr. Sammis is the Manager of Technical Services in the Purchasing
Division of the LDS Church and acts as contract manager for all technology items.

ITEM 6.           EXECUTIVE COMPENSATION

     No cash compensation was paid to any officer or director of the Company during the fiscal year ending June 30, 2001. No cash compensation was paid to any of the present executive officers during the fiscal year ended June 30, 2000 and June 30, 1999. However, the Company, in a Board meeting held on May 30, 2001, issued Gregg B. Colton and Don J. Colton each a total of 250,000 common shares valued together at $5,000 to prepare and file a Form 10-SB on behalf of the Company and assist with the preparation of the financial statements of the Company. The Company, at the same Board meeting issued Vernal Western Drilling a total of 500,000 common shares for $5,000 contributed to the Company. Vernal Western Drilling is a company owned 100% by Don J. Colton and Gregg B. Colton. There is currently no policy in place that prevents the Company from compensating any officer, director or affiliate in the form of the Company's shares of common stock or other non-cash compensation.

     The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

     There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based on compensation for services rendered to the Company.

     The Company presently has not granted options to any of its directors or officers. However, the Company in the future may grant options to officers and directors as determined by the Board of Directors.

     Upon the merger or acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under the "Description of Business" above. In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At the Board meeting described above under "Executive Compensation" held on May 30, 2001, the Board of Directors of the Company issued 250,000 common shares to Gregg B. Colton and 250,000 common shares to Don J. Colton. The shares were issued for the preparation and filing this Form 10-SB and assisting with the preparation of the Company's financial statements. At the same meeting, Vernal Western Drilling was issued 500,000 common shares of the Company for contributing $5,000 in cash. Vernal Western Drilling is a privately held company owned 50% by Don J. Colton and 50% by Gregg B. Colton.

     The Company presently is using office space that is owned two-thirds by Don
J. Colton and Gregg B. Colton. Currently, the Company is not charged for rent nor do Don J. Colton or Gregg B. Colton intend to have the Company pay any rent within the next year. However, in the event the office space is leased to the Company it will be leased on terms reasonable for the same kind of office space in the area that it is located.

ITEM 8.           DESCRIPTION OF SECURITIES.

     Qualification. The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

     Common Stock. The Company's Articles of Incorporation authorize it to issue up to 50,000,000 (fifty million) Shares of its Common Stock, which carry a par value of $0.001 per Share.

     Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for the distribution to shareholders after the payment of all debts and other liabilities.

     Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

     Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

     Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

     Transfer Agent. The Company's transfer agent is Atlas Stock Transfer whose address is 5899 South State Street, Murray, Utah 84107. The phone number of Atlas Stock Transfer is (801) 266-7151.

     The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

PART II

     ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     There is no trading market for the Company's common stock at present and there has been no trading market for the Company's stock for more than five years. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition or deems it feasible to do so prior to a business combination. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     As of June 30, 2001, the Company had issued and outstanding 9,042,857 common shares held by approximately 300 holders of record. Presently, there are no outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

     As of the date of this report, all of the Company's common stock is eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended except for those shares that were issued in the May 30th, 2001 Board of Directors Meeting (See "Certain Relationships and Related Transactions"). In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

     The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2.           LEGAL PROCEEDINGS.

     The Company is not a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The  Company  has  had  no  changes  in  and/or   disagreements   with  its
accountants.

ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES.

     The most recent sale of unregistered securities by the Company is detailed above in "Certain Relationships and Related Transactions" wherein Don J. Colton and Gregg B. Colton were issued shares in the Company for the preparation of this Form 10-SB and assisting in the preparation of the Company's financial statements. In addition, Vernal Western Drilling was issued 500,000 common shares in the Company for the contribution of $5,000 in cash to the Company.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Law provides that a corporation organized under the laws of the State of Utah has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

     Because the Bylaws as amended of the Company provide for such indemnification, the foregoing provisions are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

PART F/S                   FINANCIAL STATEMENTS

     The following financial statements required by Item 310 of Regulation S-B are furnished for the period commencing July 1, 2000, and ending June 30, 2001:

PART III.                  INDEX TO EXHIBITS

                The following Exhibits are filed herewith:

Exhibit No.                                 Description

3(i)                                        Articles of Incorporation
                                            (with amendments)

3(ii)                                       Bylaws



                                    SIGNATURE

     In accordance  with Section 12 of the  Securities  Act of 1934, the Company
caused  this  Registration   Statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.

DIGICORP

By:__/s/ Gregg B. Colton_______                      Date: August 1,2001.
  -----------------------------
      Gregg B. Colton, President

The following Exhibits are filed herewith:

Exhibit No.                                 Description

3(i)                                        Articles of Incorporation
                                            (with amendments)

3(ii)                                       Bylaws

                                    DIGICORP
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                          June 30, 2001, 2000 and 1999

                                                  DIGICORP
                                       (A Development Stage Company)

                                                   INDEX



                                                                   Page

Independent Auditors' Report                                       F-2

Balance Sheets                                                     F-4

Statements of Operations                                           F-5

Statements of Stockholders' Equity                                 F-6

Statements of Cash Flows                                           F-7

Notes to Financial Statements                                      F-8

                           INDEPENDENT AUDITORS' REPORT



To the Stockholders' and
Board of Directors of
DigiCorp


We have audited the accompanying balance sheets of DigiCorp (a development stage company), as of June 30, 2001, 2000 and 1999 and the related statements of operations, stockholders' equity, and cash flows for the years then ended and the cumulative amounts since July 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DigiCorp (a development stage company), as of June 30, 2001, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and the cumulative amounts since July 1, 1995, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's revenue generating activities are not in place and the Company has incurred a loss. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



JONES, WRIGHT, SIMKINS & ASSOCIATES LLP
Logan, Utah
July 9, 2001


                            DIGICORP
                 (A Development Stage Company)
                         BALANCE SHEETS






                                                                      June 30,
                                                                    ---------------------------------------------
                                                                    ---------------------------------------------
                             ASSETS                                     2001            2000            1999
                                                                    -------------   -------------   -------------
                                                                    -------------   -------------   -------------

Current assets:
     Cash                                                              $   4,890               -             264
                                                                    -------------   -------------   -------------
                                                                    -------------   -------------   -------------

          Total current assets                                         $   4,890               -             264
                                                                    =============   =============   =============
                                                                    =============   =============   =============




              LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities                                                    $       -               -               -
                                                                    -------------   -------------   -------------
                                                                    -------------   -------------   -------------

Commitments and contingencies                                                  -               -               -

Stockholder's equity:
     Common stock, $.001 par value, 50,000,000 shares
        authorized, 9,042,857, 8,042,857 and 8,042,857
        shares issued and outstanding, respectively                        9,043           8,043           8,043
     Additional paid-in capital                                          517,038         508,038         508,038
     Accumulated deficit                                                (521,191)       (516,081)       (515,817)
                                                                    -------------   -------------   -------------
                                                                    -------------   -------------   -------------

          Total stockholder's equity                                       4,890               -             264
                                                                    -------------   -------------   -------------
                                                                    -------------   -------------   -------------

          Total liabilities and stockholder's equity                   $   4,890               -             264
                                                                    =============   =============   =============
                                                                    =============   =============   =============
                                        F-4

                                                        DIGICORP
                                         (A Development Stage Company)
                                            STATEMENTS OF OPERATIONS




                                                                                                    Cumulative
                                                                                                     Amounts
                                                       Years Ended June 30,                           Since
                                                   ---------------------------------------------
                                                   ---------------------------------------------
                                                       2001            2000            1999        July 1, 1995
                                                   --------------  --------------  -------------  ---------------
                                                   --------------  --------------  -------------  ---------------

 Revenue                                                  $    -               -              -                -

 General and administrative expenses                       5,110             264            202            9,564
                                                   --------------  --------------  -------------  ---------------
                                                   --------------  --------------  -------------  ---------------

 Loss from operations                                     (5,110)           (264)          (202)          (9,564)
                                                   --------------  --------------  -------------  ---------------
                                                   --------------  --------------  -------------  ---------------

 Net loss before income taxes                             (5,110)           (264)          (202)          (9,564)

 Provision for income taxes                                    -               -              -                -
                                                   --------------  --------------  -------------  ---------------
                                                   --------------  --------------  -------------  ---------------

 Net loss                                        $        (5,110)           (264)          (202)          (9,564)
                                                   ==============  ==============  =============  ===============
                                                   ==============  ==============  =============  ===============





 Loss per common share - basic and diluted       $             -               -              -                -
                                                   ==============  ==============  =============  ===============
                                                   ==============  ==============  =============  ===============


 Weighted average common shares -
 basic and diluted                                     8,121,000       8,043,000      8,043,000        8,051,000
                                                   ==============  ==============  =============  ===============
                                                   ==============  ==============  =============  ===============


                                        F-5

                                                           DIGICORP
                                                 (A Development Stage Company)
                                              STATEMENTS OF STOCKHOLDERS' EQUITY
                                                 July 1, 1995 to June 30, 2001




                                                                                 Additional
                                                         Common Stock              Paid-in       Accumulated
                                                  ---------------------------
                                                     Shares         Amount         Capital          Deficit           Total
                                                  -------------    ----------    ------------    ---------------   -------------


Balance at July 1, 1995                              7,842,857        $7,843          $504,238        $(511,627)         $  454

Issuance of common stock for cash                      200,000           200           3,800                  -           4,000

Net loss                                                     -             -               -             (3,774)         (3,774)
                                                  -------------    ----------    ------------    ---------------   -------------

Balance at June 30, 1996                             8,042,857         8,043         508,038           (515,401)            680

Net loss                                                     -             -               -               (169)           (169)
                                                  -------------    ----------    ------------    ---------------   -------------

Balance at June 30, 1997                             8,042,857         8,043         508,038           (515,570)            511

Net loss                                                     -             -               -                (45)            (45)
                                                  -------------    ----------    ------------    ---------------   -------------

Balance at June 30, 1998                             8,042,857         8,043         508,038           (515,615)            466

Net loss                                                     -             -               -               (202)           (202)
                                                  -------------    ----------    ------------    ---------------   -------------

Balance at June 30, 1999                             8,042,857         8,043         508,038           (515,817)            264

Net loss                                                     -             -               -               (264)           (264)
                                                  -------------    ----------    ------------    ---------------   -------------

Balance at June 30, 2000                             8,042,857         8,043         508,038           (516,081)              -

Issuance of common stock for:
cash                                                   500,000           500           4,500                  -           5,000
services                                               500,000           500           4,500                  -           5,000

Net loss                                                     -             -               -             (5,110)         (5,110)
                                                  -------------    ----------    ------------    ---------------   -------------

Balance at June 30, 2001                             9,042,857        $9,043          $517,038        $(521,191)        $ 4,890
                                                  =============    ==========    ============    ===============   =============
                                        F-6



                                                       DIGICORP
                                              (A Development Stage Company)
                                                STATEMENTS OF CASH FLOWS




                                                                                                            Cumulative
                                                                                                             Amounts
                                                              Years Ended June 30,                            Since
                                                          ---------------------------------------------
                                                          ---------------------------------------------
                                                              2001            2000            1999         July 1, 1995
                                                          --------------  -------------   -------------  ---------------------------
                                                          --------------  -------------   -------------  ---------------------------
Cash flows from operating activities:
Net loss                                                        $(5,110)          (264)           (202)            (9,564)
Adjustments to reconcile net loss
   to net cash used in operating activities:
Stock issued for services                                         5,000              -               -              5,000
                                                          --------------  -------------   -------------  -----------------
                                                          --------------  -------------   -------------  -----------------

Net cash used in operating activities                              (110)          (264)           (202)            (4,564)
                                                          --------------  -------------   -------------  -----------------
                                                          --------------  -------------   -------------  -----------------


Cash flows from investing activities:                                 -              -               -                  -
                                                          --------------  -------------   -------------  -----------------
                                                          --------------  -------------   -------------  -----------------


Cash flows from financing activities:
Proceeds from issuance of common stock                            5,000              -               -              9,000
                                                          --------------  -------------   -------------  -----------------
                                                          --------------  -------------   -------------  -----------------

Net cash provided by financing activities                         5,000              -               -              9,000
                                                          --------------  -------------   -------------  -----------------
                                                          --------------  -------------   -------------  -----------------

Net increase (decrease) in cash                                   4,890           (264)           (202)             4,436

Cash, beginning of period                                             -            264             466                454
                                                          --------------  -------------   -------------  -----------------
                                                          --------------  -------------   -------------  -----------------

Cash, end of period                                     $         4,890              -             264              4,890
                                                          ==============  =============   =============  =================
                                                          ==============  =============   =============  =================

                                    DIGICORP
                         NOTES TO FINANCIAL STATEMENTS
                         June 30, 2001, 2000 and 1999





Note 1 - Organization and Summary of Significant Accounting Policies

Organization

     The Company was organized under the laws of the State of Utah on July 19, 1983. On July 1, 1995, the Company became a development stage enterprise as defined in SFAS No. 7 when it sold its assets and changed its business plan. Accordingly the financial statements include cumulative amounts since July 1, 1995. The Company proposes to seek business ventures that will allow for long-term growth.


Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.


Income Taxes

     Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to net operating loss carryforwards.


Earnings Per Share

     The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the period.

     The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. The Company does not have any stock options or warrants outstanding at June 30, 2001, 2000 and 1999.

                                    DIGICORP
                         NOTES TO FINANCIAL STATEMENTS
                         June 30, 2001, 2000 and 1999


Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

     The Company maintains cash in bank and deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.


     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2 - Going Concern

     As of June 30, 2001, the Company's revenue generating activities are not in place, and the Company has incurred a loss for the year then ended. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to seek additional funding through business ventures. There can be no assurance that such funds will be available to the Company, or available on terms acceptable to the Company.

                                    DIGICORP
                         NOTES TO FINANCIAL STATEMENTS
                         June 30, 2001, 2000 and 1999

Note 3 - Income Taxes

     The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following for the years ended June 30:

                                                                                                Cumulative
                                                                                                  Amounts
                                                                  Years Ended June 30,            Since

                                                        2001         2000         1999         July 1, 1995

Income tax benefit at statutory rate                 $ 1,000            -             -            47,000
Change in valuation allowance                         (1,000)           -             -           (47,000)

                                                   $    -                             -             -


Deferred tax assets are as follows at June 30:

                                                        2001          2000        1999

Net operating loss carryforwards                     $47,000          46,000      46,000
Valuation allowance                                   47,000)        (46,000)    (46,000)

                                                     $     -               -           -


     The Company has net operating loss carryforwards of approximately $141,000, which begin to expire in the year 2002. The amount of net operating loss carryforwards that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.

                                        F-10

                                     DIGICORP
                         NOTES TO FINANCIAL STATEMENTS
                         June 30, 2001, 2000 and 1999


Note 4 - Recent Accounting Pronouncements

     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133" and in June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective date of FASB Statement No. 133." SFAS 138 and 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. SFAS 133 is now effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS 138 and 133 will not have any material effect on the financial statements of the Company.

     In June 2000, the FASB issued SFAS No. 139, "Rescission of FASB Statement No. 53 and amendments to FASB Statements No. 63, 89 and 12". The Company believes that the adoption of SFAS 139 will not have any material effect on the financial statements of the Company.





























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